FILE NO. 82-34832

starpharma

29 July 2005

05010160

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

SUPPL

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since May 10 2005. The first release after this date was on May 11 2005.

Yours faithfully,

B P Rogers
Company Secretary

PROCESSED
AUG 04 2005
THOMSON
FINANCIAL

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road,

starpharma

11 May 2005

INVESTEE COMPANY DIMERIX BIOSCIENCE OFFERED AUSINDUSTRY GRANT

Dimerix Bioscience Pty Ltd ("Dimerix"), an investee company of Starpharma Holdings Ltd (ASX:SPL, USOTC:SPHRY) has announced its success in securing a $200,000 'Commercial Ready' grant by AusIndustry to support the development of a new class of drugs targeting G-protein Coupled Receptors (GPCRs) (refer to attached announcement).

Starpharma is the largest shareholder in Dimerix, with a 30% equity holding. Starpharma has also entered into a joint venture with Dimerix focused on dendrimer based GPCR drug discovery and development, utilising the Dimerix *Collision* technology.

Starpharma CEO Dr John Raff said: "Starpharma is confident that the Dimerix receptor coupling technology will lead to the development of new classes of pharmaceutical drugs. We are pleased that AusIndustry has also recognised the potential of this company's technology."

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is leading the world in nanomedicine. Its lead product in development is VivaGel™, a vaginal microbicide gel that has been developed for women as a preventative against the sexual transmission of HIV. It has also shown activity in animal studies for the prevention of other sexually transmitted diseases including genital herpes. The Company has a broad range of opportunities arising from its innovations involving the discovery and development of *pharmaceutical nanotechnology products using dendrimers and the multi-binding phenomenon of* polyvalence. Development programs include multi-acting respiratory and anti-cancer applications.

Starpharma also has equity interests in two companies:

- Dendritic NanoTechnologies, Inc. (DNT) – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA.
- Dimerix Bioscience Pty Ltd – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Microbicides: A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers: Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media **Rebecca Christie** Buchan 02 9237 2800 / 0417 382 391 rchristie@bcg.com.au	**Dr John Raff** Chief Executive Officer +61 3 8532 2701	**Ben Rogers** Company Secretary +61 3 8532 2702
	www.starpharma.com	

Dimerix Bioscience

Perth
11 May 2005

Dimerix Announces Grant Success

Dimerix Bioscience is pleased to announce that it has been offered a $200,000 'Commercial Ready' grant by AusIndustry to support the development of a new class of drugs targeting G-protein Coupled Receptors (GPCRs) in a way that exploits their ability to form complexes to achieve enhanced therapeutic benefits.

Mr Matt Callahan, Dimerix Bioscience's Chief Executive Officer, said the grant represented major support for the company's research effort in the development of this new class of compounds.

"As an Australian company, we are extremely grateful for the support of AusIndustry. The grant will play a significant role in accelerating our research and early-stage commercialisation activities."

GPCRs are the single most successful class of drug targets, with more than one quarter of the top 200 best selling drugs targeting GPCRs as single elements or 'monomers'. Scientific and industry research now realises, however, that most GPCRs form complexes with each other which significantly changes their function compared to the GPCRs by themselves. This important feature has been difficult to analyse and thus, has not been systematically applied for the design of superior drugs and therapeutic strategies. To address this challenge, Dimerix have developed a proprietary assay system which allows researchers to look inside GPCR clusters, and to characterise them in ways not possible with existing technologies.

Dimerix are undertaking their development program in a joint venture with listed nano-medicine company Starpharma Holdings Limited (ASX:SPL). The grant funds will be used to accelerate the design of new polyvalent compounds utilising Starpharma's proprietary dendrimer structures. Starpharma's own product *VivaGel™*, a vaginal microbicide gel developed for women as a preventative against the sexual transmission of HIV, recently completed a Phase I trial and was shown to be safe for use in humans.

Matt Callahan, CEO of Dimerix, said that, "the offer of Commercial Ready support provides excellent independent validation of Dimerix' technology and drug discovery strategy."

Commercial Ready is a competitive merit-based grant program supporting innovation and its commercialisation. It aims to stimulate greater innovation and productivity growth in the private sector and offers industry a single entry point to competitive grants for early-stage commercialisation activities, research and development (R&D) with a high commercial potential, and proof-of-concept activities.

About Dimerix Bioscience

Dimerix is a drug discovery venture which focuses on fully validated drug targets and leverages existing knowledge on drug-like molecules. As a consequence, Dimerix leapfrogs the initial, low-value drug discovery steps. Using innovative technologies, these existing drugs or drug-like compounds are modified in a rational way to enhance their properties and achieve higher efficacy. The time to enter clinical trials is expected to take 2-3 years which is significantly shorter than the industry's average of 5-8 years.

http://www.dimerix.com

About AusIndustry

AusIndustry is the program delivery division of the Australian Government Department of Industry, Tourism and Resources. AusIndustry delivers a range of innovation grants, small business services, tax and duty concessions, industry support, and venture capital products to more than 10,000 businesses every year. *Commercial Ready* is a competitive merit-based grant program within AusIndustry supporting innovation and its commercialisation. It aims to stimulate greater innovation and productivity growth in the private sector by providing around $200 million per year in competitive grants to small and medium-sized businesses between 2004-05 and 2010-11. It offers industry a single entry point to competitive grants for early-stage commercialisation activities, research and development (R&D) with a high commercial potential, and proof-of-concept activities.

Further Information:

Dimerix Bioscience	Matt Callahan, Chief Executive Officer Tel: +61 (0) 411 119 179 Email: matt@dimerix.com Website: www.dimerix.com

FILE NO. 82-34832

starpharma

19 May 2005

STARPHARMA INVESTEE COMPANY DNT, INC. ANNOUNCES DEVELOPMENT OF NEW LOW-COST FAMILY OF PRECISION NANOSTRUCTURES

Dendritic NanoTechnologies, Inc. ("DNT"), an investee company of Starpharma Holdings Ltd (ASX:SPL, USOTC:SPHRY) today announced the development of a new family of scalable, precision dendrimer nanostructures. A copy of the DNT press release is attached.

Starpharma is the largest shareholder in DNT, with a 33% equity holding, and also has commercialisation rights for DNT technology in polyvalent pharmaceutical applications.

Commenting on the announcement, Starpharma CEO Dr John Raff said: "This is a new method of manufacturing dendrimers, and is significant because the lower cost has the potential to open up new markets."

Dr Raff, speaking from DNT headquarters in Mt Pleasant, Michigan, said: "This is a very significant development in the broad area of the practical application of dendrimers and further illustrates DNT's leading international position in nanotechnology."

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is leading the world in nanomedicine. Its lead product in development is VivaGel™, a vaginal microbicide gel that is being developed for women as a preventative against the sexual transmission of HIV. It has also shown activity in animal studies for the prevention of other sexually transmitted infections including genital herpes. The Company has a broad range of opportunities arising from its innovations involving the discovery and development of pharmaceutical nanotechnology products using dendrimers and the multi-binding phenomenon of polyvalence. Development programs include multi-acting respiratory and anti-cancer applications.

Starpharma also has equity interests in two companies:

- Dendritic NanoTechnologies, Inc. (DNT) – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA.
- Dimerix Bioscience Pty Ltd – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Microbicides: *A microbicide inactivates, kills or destroys microbes.* Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal

use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers: Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Dr John Raff**	**Ben Rogers**
Rebecca Christie	Chief Executive Officer	Company Secretary
Buchan 02 9237 2800 / 0417 382 391	+61 3 8532 2701	+61 3 8532 2702
rchristie@bcg.com.au	www.starpharma.com	

dnt
DENDRITIC NANOTECHNOLOGIES INC.

FOR IMMEDIATE RELEASE

Dendritic NanoTechnologies Announces New Low-Cost Family of Precision Nanostructures

DNT's Priostar dendrimer family broadens potential applications of DNT's dendritic nanotechnology to a wide range of industries

MOUNT PLEASANT, MI—May 18, 2005—Dendritic NanoTechnologies Inc. (DNT), a technology company that develops advanced dendritic polymers used to produce commercial products, today announced a patent-pending development: a new family of scalable, precision dendrimer nanostructures. The new technology, developed by DNT, is called Priostar™ and offers a significant advantage over other precision nanostructures by reducing the complexity and duration of the synthesis process. The new Priostar family of scalable, precision dendrimers breaks through previous cost barriers and addresses industry needs for nanostructures that can be manufactured in high volumes at costs attractive for a wide variety of uses.

"Our new Priostar dendrimers, as nanoscale building blocks, radically change the current economics of nanotechnology. They place DNT in the enviable position of controlling a dominant nanoscale platform with many applications in multiple billion-dollar markets," said Robert Berry, DNT's chief executive officer. "This new technology is a potentially disruptive technology since it will establish a new price point for an essential technology. Furthermore, Priostar extends DNT's patent estate while accelerating commercialization of our dendrimer technology."

Priostar dendrimers ("Prio" comes from the Greek for fast, while "star" represents the shape of the dendrimer) are unique in that they can be produced in large quantities to precise tolerances. For example, they can be engineered to meet the FDA's rigid requirements for precision, scalability, and reproducibility needed for biomedical products, and yet can be produced in the larger quantities required for use in advanced materials, coatings, personal and household applications, and other commercial markets. The Priostar family of dendrimers promises to offer unique competitive advantages to DNT's commercial business partners.

In a recent research report, "Sizing Nanotechnology's Value Chain," leading nano-research firm Lux Research noted that: "Nanotechnology is approaching a phase change that will see it spread exponentially across manufactured goods in the next 10 years. In 2004, $13 billion worth of products will incorporate emerging nanotechnology, less than one-tenth of 1% of global manufacturing output. In 2014, we project that this figure will rise to $2.6 trillion – 15% of manufacturing output in that year."[1]

Priostar Dendrimers Break New Ground in Time, Cost to Produce

The Priostar family of dendrimers share and improve upon the physical properties of the widely researched PAMAM dendrimers, which were invented by Dr. Donald Tomalia, DNT's president and chief technology officer. Dendrimers are sphere-shaped nanostructures that can be precisely engineered to carry molecules — either encapsulated in the interior or

---

[1] "Sizing Nanotechnology's Value Chain," October 2004, Lux Research Inc www.luxresearchinc.com

attached to the surface. The size and shape of a dendrimer are determined by shells (known as generations) grown around a core structure, while the reactivity of the dendrimer is determined by its surface chemical functionality together with size and shape. The ability to attach many different biological and chemical compounds to the surface or to encapsulate them within the interior of the dendrimer have made PAMAM dendrimers attractive to pharmaceutical, biotechnology and materials companies.

The traditional process for creating PAMAM dendrimers includes an amidation step that involves thermodynamically driven, lower reaction rate, chemistry, accompanied by long reaction times involving non-differentiated, difunctional intermediates (i.e. ethylene diamine and methyl acrylate). These process features require high excesses of reagents and high dilutions resulting in low production capacities per reactor volume and thus high costs, particularly at higher generations.

The Priostar family of dendrimers involves the use of faster, kinetically driven chemistry (e.g. "click type" or other fast reactions), combined with the use of polyfunctional branch cell reagents to rapidly and precisely build dendrimer structures in a controlled way, generation by generation. This present process yields precise structures with cleaner chemistry, requires lower excesses of reagents, and lower levels of dilution, thus offering a higher capacity method that is more easily scaled to commercial dimensions, and providing new ranges of materials at lower costs. Preliminary studies show a cost reduction of between two to three orders of magnitude.

The Priostar family of dendrimers is based on a proprietary production process that is both rapid and selective. This new process allows the introduction and control of six critical nanostructure design parameters that may be used to engineer over 50,000 different major variations of sizes, compositions, surface functionalities and interior nanocontainer spaces that are expected to offer new properties for use in a wide variety of commercial applications.

"Industry researchers are always looking for innovations and new technology to enhance their businesses," said Ryan Hayes, DNT's director of development. "Such new technologies must be easy to manufacture, scale to large volumes, have unique properties that clearly establish a sustainable competitive advantage for them, and be inexpensive. The new DNT Priostar family of dendrimers meets these criteria. Many of our industry contacts have always been enthusiastic about the versatility of the dendrimer platform but, in the past, cost and manufacturing complexity were concerns."

New Process Takes Less Time and Adds Functionality

"It takes approximately eight steps and one month of processing time to create Generation 3 of a PAMAM generation. In contrast, Generation 3 of a Priostar dendrimer can be created in three steps and just a few days. Our new dendrimer process also vastly reduces the amount of labor and reagents normally required by the PAMAM process," said Dr. Donald Tomalia, DNT's president and chief technology officer. "An exciting and new feature of the Priostar family of dendrimers is the ability to add extenders or functionality to the interior of the dendrimer to customize interior spaces and reactivity. These features give the Priostar dendrimers customizable encapsulation properties that allow for greater flexibility to tailor a solution for our customers."

According to Tomalia, the Priostar family of dendrimers captures all of the important PAMAM dendrimer properties and exhibits encapsulation properties in earlier generations, thus making it less expensive and easier to produce this highly desired feature. A new unique feature is the amplification process. Priostar dendrimers surface groups increase by a factor

of three (3) for each succeeding generation (G1=12 surface groups, G2=36 surface groups, G3=108 surface groups). The PAMAM surface groups only increase by a factor of 2 for each succeeding generation (G1=8 surface groups, G2=16 surface groups, G3=32 surface groups). This unique amplification process allows rapid building of surface functionality and molecular weight, therefore obtaining container properties in fewer generations than for PAMAM. Since each generational addition adds significant costs due to increases in unit operations, the attainment of high molecular weights and surface functionality in fewer steps indicates significant cost reduction potential. In addition, Priostar dendrimers are more thermally stable (approximately 350°C for Priostar versus 130°C for PAMAM).

Target Markets and Availability

The Priostar family of dendrimers serves as a major nanostructure platform that will have broad commercial application. The Priostar family of dendrimers could have a significant impact on many markets including medical and health, food and agriculture, energy and electronics, environmental and industrial safety, personal and household, and chemicals and manufacturing. These dendrimers will find value in all these industries as they are used to develop new products and improve existing technologies for diagnostic imaging, drug delivery, gene therapy, surface coatings, sensors, catalysts, nanofabrication, solid state lighting, surfactants, binders, antimicrobials, lotions, cosmetics, pigments, dyes, ion exchange media, and ultrafiltration.

Initially, Priostar dendrimers will not be made available to the research community. However, DNT plans to establish a limited number of business partnerships for commercial research which could lead to direct commercialization.

About DNT

DENDRITIC NANOTECHNOLOGIES INC. (DNT) develops dendrimer structures that assist business partners in producing commercial products - where dendrimers are the added value differentiator. DNT was incorporated in 2003, is a U.S. company with 19 employees, and is located in Mount Pleasant, Michigan. DNT's technology development is directed by Donald A. Tomalia, Ph.D., President and Chief Technical Officer. Dr. Tomalia is the inventor of dendrimers and has led numerous commercial developments during a 25-year management and senior scientist career with The Dow Chemical Company.

Dendrimers are nanostructures with specific, precise and predictable physical properties that make them especially useful for pharmaceuticals, medical imaging, electronics, materials, and the mass commercial markets. DNT has a broad and comprehensive IP portfolio that comprises over 200 patents in 41 patent families—a unique level of IP concentration among nanotechnology companies—and has existing licensing agreements with established revenue streams for dendrimer technology. See http://www.dnanotech.com.

Media contact:

Tim Cox — Zing Public Relations
+1-650-369-7784 office — +1-650-888-6116 cell
tim@zingpr.com

starpharma

28 July 2005

QUARTERLY CASH FLOW REPORT
PERIOD ENDED 30 JUNE 2005

Attached is the Appendix 4C – Quarterly Cash Flow Report – for Starpharma Holdings Ltd (ASX:SPL, USOTC:SPHRY) for the quarter ended 30 June 2005.

The cash flow results are in line with projections, with net operating cash outflows of AUD$5.8million for the 12 month period. The Company made equity investments totalling AUD$1.5million during the year - USD$1million (AUD$1.3million) was invested in Dendritic NanoTechnologies, Inc ("DNT"), and AUD$0.2million in Australian biotechnology company Dimerix Bioscience Pty Ltd.

Cash at the end of the year was AUD$8.2million.

Income for the year included AUD$1.8million received under a grant from the National Institute of Allergy and Infectious Diseases (NIAID), part of the US National Institutes of Health (NIH). This grant was awarded to Starpharma in September 2004 for the development of a second generation microbicide for the prevention of infection by HIV and other sexually transmitted diseases (STDs).

Starpharma continues to focus its activities on epidemic based diseases where there is a significant unmet medical need and development programs are likely to be well supported by external agencies thus providing access to additional development capital - without dilution of Starpharma shareholders' equity.

John W Raff
Chief Executive Officer

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is leading the world in nanomedicine. Its lead product in development is VivaGel™, a vaginal microbicide gel that has been developed for women as a preventative against the sexual transmission of HIV. It has also shown activity in animal studies for the prevention of other sexually transmitted infections including genital herpes. The Company has a broad range of opportunities arising from its innovations involving the discovery and development of pharmaceutical nanotechnology products using dendrimers and the multi-binding phenomenon of polyvalence. Development programs include multi-acting respiratory and anti-cancer applications.

Starpharma also has equity interests in two companies:

- Dendritic NanoTechnologies, Inc. (DNT) – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA.

- Dimerix Biosciences Pty Ltd – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Microbicides: A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers: Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Dr John Raff**	**Ben Rogers**
Rebecca Wilson	Chief Executive Officer	Company Secretary
Buchan 02 9237 2800 / 0417 382 391	+61 3 8532 2701	+61 3 8532 2702
rchristie@bcg.com.au	www.starpharma.com	

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Name of entity

Starpharma Holdings Limited

ABN	Quarter ended ("current quarter")
20 078 532 180	30 June 2005

Consolidated statement of cash flows

Cash flows related to operating activities			Current Quarter $A'000	Year to Date $A'000
1.1	Receipts from customers		43	1,837
1.2	Payments for	(a) staff costs	(845)	(3,260)
		(b) advertising and marketing	4	(82)
		(c) research and development	(1,429)	(4,960)
		(d) leased assets	-	-
		(e) other working capital	-	-
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		97	616
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other		-	-
	Net operating cash flows		(2,130)	(5,849)

Cash flows related to investing activities			
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	(1,501)
	(c) intellectual property	(145)	(145)
	(d) physical non-current assets	(7)	(218)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	286
1.13	Other	-	-
	Net investing cash flows	(152)	(1,579)
1.14	**Total operating and investing cash flows**	(2,282)	(7,428)

Cash flows related to financing activities

1.15	Proceeds from issues of shares	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	(64)
1.19	Dividends paid	-	-
1.20	Other: - Share Issue Costs	-	-
	Net financing cash flows	-	(64)
Net increase (decrease) in cash held		(2,282)	(7,492)
1.21	Cash at beginning of quarter/year to date	10,448	15,658
1.22	Exchange rate adjustments		
1.23	**Cash at end of quarter**	8,166	8,166

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(249)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 consists of the following:

(a) Remuneration paid to the Chief Executive Officer.

(b) Directors' fees paid to the Non-Executive Directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements - Credit card facility	140	41

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	524	520
4.2	Deposits at call	7,643	9,928
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	8,166	10,448

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

....Date: 28 July 2005

B P Rogers

Company Secretary

starpharma

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starpharma

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